AB 3/7

15047594

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Conning Investment Products, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Plaza
(No. and Street)

Hartford (City) CT (State) 06103-2167 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Forella 860-299-2167
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400 (Address) Hartford (City) CT (State) 06103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH. D.C. 194 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/15

OATH OR AFFIRMATION

I, Jung Lee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Conning Investment Products, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIELLE CUMMINGS
Notary Public-Connecticut
My Commission Expires
October 31, 2018

Signature

Chief Financial Officer

Title

Notary Public Danielle Cummings

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Conning Investment Products, Inc.

Financial Statements and
Supplementary Schedules pursuant to
Securities and Exchange Commission Rule 17a-5
For the year ended December 31, 2014

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Conning Investment Products, Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, shareholder's equity and cash flows present fairly, in all material respects, the financial position of Conning Investment Products, Inc. at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Schedules I & II- Supplementary Information: Computation of Net Capital under Rule 15c3-1 and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedules I & II - Supplementary Information: Computation of Net Capital under Rule 15c3-1 and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2015

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103
T: (860) 241 7000, F: (860) 241 7458, www.pwc.com/us

CONNING INVESTMENT PRODUCTS, INC.
BALANCE SHEET
AT DECEMBER 31, 2014

ASSETS		2014
Current Assets:		
Cash and cash equivalents	$	1,615,110
Accounts receivable		790,779
Deferred income taxes		16,792
Total current assets		2,422,681
Deferred income taxes		22,775
Other assets		99
Total assets	$	2,445,555
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities:		
Due to affiliates	$	812,524
Income taxes payable		296,778
Other liabilities and accrued expenses		48,005
Total current liabilities		1,157,307
Deferred income taxes		-
Total liabilities		1,157,307
Common stock, $.01 par value: 1,000 shares authorized, issued and outstanding		10
Additional paid in capital		832,108
Retained earnings		456,130
Total shareholder's equity		1,288,248
Total liabilities and shareholder's equity	$	2,445,555

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

	2014
REVENUES	
Sales and marketing fees	$ 1,043,682
Asset management fees	134,289
Interest income and other revenue	13,224
Total revenues	1,191,195
EXPENSES	
Professional fees	450,760
Marketing and production	10,000
Other operating expense	22,097
Total expenses	482,857
Income before income taxes	708,338
Provision for income taxes	252,208
Net income	$ 456,130

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2013	$ 10	$ 832,108	$ -	$ 832,118
Net income	-	-	456,130	456,130
Balance, December 31, 2014	$ 10	$ 832,108	$ 456,130	$ 1,288,248

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

		2014
Cash flows from operating activities:		
Net income	$	456,130
Adjustments to reconcile net income to net cash provided by operations:		
Deferred income taxes		(53,141)
Changes in assets and liabilities:		
Accounts receivable		(183,131)
Due to affiliates		60,587
Income tax payable		75,411
Other liabilities and accrued expenses		(27,372)
Net cash provided by operating activities		328,484
Cash flows from financing activities:		
Dividend to the Parent		-
Return of capital to the Parent		-
Net cash used in financing activities		-
Net change in cash and cash equivalents		328,484
Cash and cash equivalents, beginning of the year		1,286,626
Cash and cash equivalents, end of the year	$	1,615,110
Supplemental disclosures:		
Income tax payments	$	229,937
Income tax refunds	$	-

The accompanying notes are an integral part of these financial statements.

CONNING INVESTMENT PRODUCTS, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

NOTE 1 – ORGANIZATION

Conning Investment Products, Inc. (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company serves as an introducing broker-dealer for the purpose of placing institutional investors and does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement pursuant to Rule 15c3-3 subparagraph (k)(2)(i) under the Securities Exchange Act of 1934.

Beginning in 2014, the Company also provides asset management services primarily for institutional clients that are located in Canada. On June 6, 2014, the SEC granted the Company's request for registration as an investment adviser pursuant to section 203(c)(2)(A) of the Investment Advisors Act of 1940. On September 30, 2014 the Ontario Securities Commission granted the Company's request to be registered as an investment adviser under the provisions of the Securities Act (Ontario) in the category of investment counsel and portfolio manager.

The Company is a wholly-owned subsidiary of Conning & Company (the "Parent"). The Parent is a wholly-owned subsidiary of Conning Holdings Corp. ("CHC"). CHC was formed by Aquiline Capital Partners, LLC ("ACP") in June 2009 to acquire the Parent as well as other affiliates of the Company and on October 9, 2009, CHC acquired 100% of the outstanding common stock of the Parent from its former owner, Swiss Re America Holding Corp.("SRAH"). The Company requested regulatory approval from FINRA for the indirect change in the ownership of the Company pursuant to NASD Rule 1017(a)4 and FINRA granted approval on July 30, 2009.

On October 12, 2009, the Company changed its name from Conning Research & Consulting, Inc. to Conning Investment Products, Inc. pursuant to the filing of a Certificate of Amendment of Certificate of Incorporation with the Office of the Delaware Secretary of State.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The significant accounting policies followed by the Company are summarized below. Certain prior amounts have been reclassified to conform with current year presentation. These reclassifications have no impact on equity or net income in the prior year.

Revenue Recognition – Sales and marketing fees are recognized when earned under the terms of placement or partnership agreements. Asset management fees are determined based on contractual provisions and are earned based on percentages of the assets under management. Performance fees, if any, are based on contractual terms and are recognized once there is reasonable assurance that the fee has been earned. Asset management fees and performance fees are accrued into income in the period in which the service is provided.

Cash and Cash Equivalents – Cash and cash equivalents represent cash and highly liquid investments with original maturities of three months or less.

Concentration of Credit Risk – Financial instruments which potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents held at a creditworthy financial institution. During the year, cash was in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Income Taxes – Income tax expense or benefit is based on income or loss reported in the financial statements. In accordance with FASB's income tax guidance (ASC 740), deferred federal and state income taxes are provided based on an asset and liability approach which requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The future benefits of deferred tax assets are recognized when the realization of such benefits is more likely than not. The Company records a valuation allowance against the deferred income tax asset for that portion of the asset that may not be realized. As of December 31, 2014, there is no valuation allowance recorded as the deferred income tax asset is considered more likely than not to be realized.

The Company is a member of an affiliated group and files a consolidated federal income tax return and combined state and local income tax returns with CHC. Under a tax allocation agreement, the separate return basis is utilized, whereby each member computes and pays its tax liability on a separate return basis. In computing their income tax liability on a separate return basis, member companies have the ability to recover taxes paid in a prior year or offset future taxable income to the extent net operating losses or other tax attributes that they generated are carried back or forward in any manner permitted under the Internal Revenue Code.

The Company has applied Accounting for Uncertainty in Income Taxes (ASC 740) which clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The impact of the provisions of ASC 740 is described in greater detail within the income taxes footnote (Note 5).

Other Assets – Other assets include an investment in Post 2012 Carbon Credit Fund as described in (Note 3).

Use of Estimates – Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 – VARIABLE INTEREST ENTITIES

The Company is a significant shareholder in three Variable Interest Entities, European Clean Energy Fund GP, Ltd, Clean Energy Partners, LLC, and Post 2012 Carbon Credit Fund (Delaware) LP, which are not consolidated because the Company is not considered to be the primary beneficiary.

European Clean Energy Fund GP Ltd ("ECEF GP"), a Cayman Islands limited liability company, is the general partner for the European Clean Energy Fund, L.P. ("ECEF"). The Company owns 25% and another unaffiliated shareholder owns 75% of ECEF GP. The Company continues to receive management fees for its role as a 25% shareholder of ECEF GP. The Company's participation in ECEF GP began on January 31, 2013 when it replaced Clean Energy Partners, LLC as the GP of ECEF. The Company has no exposure to loss as a result of its involvement with ECEF GP as it has not committed capital to ECEF GP. The purpose of the Company's participation in ECEF GP is to generate sales and marketing fees for the Company. The Company accounts for ECEF GP using the equity method of accounting. Total equity in earnings recognized by the Company for the year ended December 31, 2014 were $1,043,682, and are reported as a component of sales and marketing fees.

Clean Energy Partners, LLC ("CEP"), a Cayman Islands limited liability company, is a Special Limited Partner of ECEF and the former general partner of ECEF up until January 31, 2013. The Company owns 25% of CEP and another unaffiliated shareholder owns 75%. CEP has been inactive since ECEF GP became the general partner of ECEF. The Company has no exposure to loss as a result of its involvement with CEP as it has not committed capital to CEP. As a 25% shareholder of CEP, the Company previously received management fees through January 31, 2013 and placement fees through 2010 for placing investors with ECEF, and carbon advisory services fees

through 2009 for advising CEP on the monetization of carbon credits and renewable energy certificates. The Company's participation in CEP began in the second quarter of 2006 until January 31, 2013 when ECEF GP became the general partner of ECEF. The Company accounts for CEP using the equity method of accounting. No equity in earnings were recognized by the Company for the year ended December 31, 2014.

Post 2012 Carbon Credit Fund (Delaware) LP (the "Delaware LP"), a Delaware limited partnership is the general partner for Post 2012 Carbon Credit Fund CV (the "CV"), a limited partnership established under the laws of the Netherlands. The Company paid $99, in the first quarter of 2008, to own 99% of the Delaware LP. The Company's Parent owns the other 1% of the Delaware LP. Despite the fact that the Company and the Company's parent collectively own 100% of the Delaware LP, the Company does not control it, as the partnership agreement provides that management of the Delaware LP is under the direction of a third party general partner, Post 2012 Carbon Credit Fund (Ireland) Limited. In addition, neither the Company nor it affiliates have voting rights or decision making authority. The Company receives no other fees as a result of its involvement with the Delaware LP and has not committed capital other than the $99 paid to the Delaware LP in 2008. The Company accounts for the Delaware LP using the equity method, however, no net income has been recorded since inception in 2008 since the Delaware LP's annual accumulative net income is less than $1,000. The Company's exposure to loss is limited to its $99 investment. The CV is expected to cease operations in 2015 and the Delaware LP is expected to be liquidated by the end of 2015.

NOTE 4 – RECEIVABLES

Sales and Marketing fees receivable for the year ended December 31, 2014 were $656,489. The balance at December 31, 2014 represents monthly rebates and annual performance fees from Securis Fund I ("Securis").

Asset management fees receivable for the year ended December 31, 2014 were $134,290. These fees represent amounts due for asset management services.

An allowance for doubtful accounts for receivables would be established based on management's judgment of the ultimate collectability of accounts receivable. For December 31, 2014, no allowances for doubtful accounts were necessary or recorded.

NOTE 5 – INCOME TAXES

The provision for federal and state income taxes for the year ended December 31, 2014 is as follows:

		2014
Current income tax provision:		
Federal	$	300,490
State		4,859
Deferred income tax provision:		
Federal		(51,625)
State		(1,516)
Total income tax provision	$	252,208

At December 31, 2014, the effective tax rate of 35.61%, was higher than the statutory federal tax rate of 35%, due to the impact of (i) state and local taxes (0.29%), (ii) non-deductible expenses (0.16%), and revisions to estimates (0.15%).

The Components of the net deferred tax assets as of December 31, 2014 are as follows:

		2014
Deferred tax assets:		
Other accrued expenses	$	16,792
State net operating losses		19,055
Partnerships		3,720
Gross deferred tax assets	$	39,567
Valuation allowance		-
Gross deferred tax assets	$	39,567

The Company has available state net operating losses of approximately $390,871 as of December 31, 2014. Realization of the deferred tax asset is dependent upon the continued generation of sufficient taxable income prior to expiration of loss carryforwards. Net operating losses will expire by 2028. Although realization is not assured, management believes it is more likely than not that the net carrying value of deferred tax assets will be realized.

As of December 31, 2014, the total amount of unrecognized tax benefits, including interest and penalties was zero. The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months. The periods ended October 9, 2009 and December 31, 2013 are currently under exam by the Internal Revenue Service. For New York state tax purposes, the 2006 - 2009 and 2011-2013 tax years remain open for audit.

The Company does not anticipate any audit related adjustments that would result in a material adverse effect on the Company's balance sheets, statement of operations, shareholder's equity, and cash flows. Therefore, no reserves for uncertain tax provisions are included in other liabilities.

NOTE 6 – RELATED PARTY TRANSACTIONS

Conning, Inc. ("CINC"), a registered investment adviser owned by the Parent, provides accounting, legal and compliance, and sales and marketing services to the Company related to the Company's operations as a registered securities broker dealer. Fees for these services for the year ended December 31, 2014 were $295,000, and are reflected in the Company's statement of operations.

The Company receives various other services from CINC. The services provided by CINC include portfolio management, trade execution, credit research and investment accounting and reporting services relating to Canadian assets managed by the Company. Fees for these services for the year ended December 31, 2014 were $90,582, and are reflected in the Company's statement of operations.

The Company's operating expenses were $97,275 for the year ended December 31, 2014. These expenses were originally paid by CINC and reimbursed by CIP. The Company settles the due to affiliate balances generated by these operating expense transactions monthly.

The Company provides placement services to ACP, Aquiline Financial Services Fund II L.P. under a placement agreement dated March 30, 2010, and Aquiline Financial Services Fund III L.P. under a placement agreement dated October 24, 2014. No placement fees were recognized by the Company for the year ended December 31, 2014.

Conning Asset Management Ltd ("CAML"), a UK based investment adviser owned by a subsidiary of CHC, provided placement services to the Company by soliciting European investors to commit capital to Securis. Fees that the Company receives from Securis that are associated with placements made by CAML are paid directly to CAML by the Company and are not recognized as income by the Company. The Company has a payable to CAML for monthly rebates and performance fees from Securis in the amount of $656,489 for the year ended December 31, 2014. Total fees received from Securis and paid to CAML in 2014 were $1,039,868.

Due to affiliates are comprised of the following:

		2014
Due to CINC	$	145,443
Due to CAML		656,489
Due to CHC		10,592
Total due to affiliates	$	812,524

It is possible that the terms of the transactions mentioned above are not the same as those that would result from transactions among wholly unrelated parties.

NOTE 7 – OTHER LIABILITIES AND ACCRUED EXPENSES

Other liabilities and accrued expenses are comprised of the following:

		2014
Audit fee payable	$	47,827
Sales tax payable		178
Total other liabilities and accrued expenses	$	48,005

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by Rule 15c3-1, which requires the maintenance of a minimum net capital, as defined, of $77,154 at December 31, 2014. At December 31, 2014 the Company had net capital, as defined, of $425,501 which was $348,347 over the required minimum net capital. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately 2.72 to 1. Net capital may fluctuate on a daily basis.

The Company claims exemption from the provisions of Rule 15c3-3 in accordance with Section k(2)(i).

NOTE 9 – RECENT DEVELOPMENTS

On November 13, 2014, CHC entered into a definitive business combination and merger agreement whereby CHC agreed to be acquired by Cathay Life Insurance Co., Ltd. ("Cathay Life"), a subsidiary of Cathay Financial Holding Co., Ltd. ("Cathay"), a leading financial services provider in Taiwan. Under the terms of the agreement, Cathay Life will purchase CHC from funds managed by ACP and other shareholders for up to $240 million. Following the closing, Conning will operate as an independent company within the Cathay group and be governed by its own Board of Directors. The transaction is subject to customary regulatory approvals and is expected to close in the second half of 2015.

NOTE 11 – SUBSEQUENT EVENTS

As of February 25, 2015, the date in which the financial statements were issued, management has determined that no subsequent events have occurred following the balance sheet date of December 31, 2014, which requires recognition or disclosure in the financial statements.

SCHEDULE I

CONNING INVESTMENT PRODUCTS, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

Total shareholder's equity		$ 1,288,248
Less non-allowable assets:		
Account Receivable	$ 790,779	
Deferred income taxes	39,567	
Prepaid expenses and other assets	99	830,445
Tentative Net Capital		457,803
Haircuts on Allowable Assets		32,302
Net capital		$ 425,501
Total aggregate indebtedness		$ 1,157,307
Minimum net capital requirement (6.6667% of aggregate indebtedness or $5,000, which ever is greater)	$ 77,154	
Net capital in excess of requirements	348,347	
Net capital		$ 425,501
Ratio of aggregate indebtedness to net capital		2.72 to 1

There are no material differences between this computation and the corresponding computation in the amended unaudited Part II FOCUS Report as of December 31, 2014.

SCHEDULE II

CONNING INVESTMENT PRODUCTS, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

The Company claims exemption from the provision of Rule 15c3-3 in accordance with Section k(2)(i).

pwc

Report of Independent Accountants

To the Board of Directors of Conning Investment Products, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of Conning Investment Products, Inc. (the "Company") for the year ended December 31, 2014, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 29, 2014 and in the amount of $1,353 compared to check number 74498. Payment in the amount of $1,625 compared to check number 74636 dated February 12, 2015, obtained from Terrance Bonini, Vice President of Corporate Finance. Noted no differences.
2. Compared the Total Revenue amount reported on page 5 of the audited Form X-17A-5 for each quarter for the year ended December 31, 2014 to the Total revenue amount of $1,191,196 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014.
3. Noted no adjustments reported on Page 2, item 2b and 2c of Form SIPC-7.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 as follows:
    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $1,191,196 and $2,978, respectively, of the Form SIPC-7.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and

the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2015

CONNING

Conning Investment Products, Inc. Exemption Report

Conning Investment Products, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under the provision of 17 C.F.R. §240.15c3-3(k): (2)(i).

2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Conning Investment Products, Inc.

I, Jung W. Lee, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Chief Financial Officer & Operations Principal
February 25, 2015

Report of Independent Registered Public Accounting Firm

To Board of Directors of Conning Investment Products, Inc.

We have reviewed Conning Investment Products, Inc.'s assertions, included in the accompanying Conning Investment Products, Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31st, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31st, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 25, 2015

PricewaterhouseCoopers LLP, 185 Asylum Street, Suite 2400, Hartford, CT 06103
T: (860) 241 7000, F: (860) 241 7458, www.pwc.com/us